Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269448

PROSPECTUS SUPPLEMENT NO. 10
(to prospectus dated May 30, 2023)

AlTi Global, Inc.

Shares of Class A Common Stock
Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 30, 2023, with respect to our Registration Statement on Form S-1 (File No. 333-269448) (as supplemented to date, the “Prospectus”), with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2024 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Capitalized terms used but not defined in this prospectus supplement will have the meanings given to them in the Prospectus.

Our shares of Class A Common Stock are traded on the Nasdaq Capital Market under the symbol “ALTI”. On February 22, 2024, the closing price of the Class A Common Stock was $7.05 per share.

Investing in our securities involves risks. You should carefully read the discussion in “Risk Factors” beginning on page 7 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 8-K
____________________

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 22, 2024
____________________

AlTi Global, Inc.
(Exact name of registrant as specified in its charter)
___________________

Delaware	001-40103	92-1552220
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

520 Madison Avenue, 26th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)
(212) 396-5904
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
___________________

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ALTI	Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

________________________________________________________________________________

Item 1.01	Entry into a Material Definitive Agreement.
On February 22, 2024, AlTi Global, Inc., a Delaware corporation (the “Company”), entered into an Investment Agreement (the “Allianz Investment Agreement”) with Allianz Strategic Investments S.à.r.l., a Luxembourg private limited liability company (“Allianz”), whereby, through a private placement of the Company’s securities, subject to the terms and conditions of the Allianz Investment Agreement, at the closing: (i) Allianz will purchase in the aggregate $250 million of the Company’s capital securities (the “Allianz Purchase Price”), consisting of (a) 140,000 shares of a newly created class of preferred stock to be designated Series A Cumulative Convertible Preferred Stock, with a liquidation preference of $1,000 per share (the “Series A Preferred Stock”) and (b) 19,318,580.96 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) at a purchase price of $5.69 per share, and (ii) the Company will issue to Allianz warrants to purchase 5,000,000 shares of Class A Common Stock (the “Allianz Warrants”) (collectively, the “Allianz Transaction”). The Allianz Transaction is expected to close during the second quarter of 2024, subject to applicable regulatory approvals, Company stockholder approval and other customary closing conditions (the “Allianz Closing”). In addition, the Company entered into a Supplemental Series A Preferred Stock Investment Agreement with Allianz (the “Supplemental Investment Agreement”), pursuant to which, for purposes of funding one or more strategic international acquisitions by the Company or its subsidiaries, Allianz is permitted, at its option, to purchase additional shares of Series A Preferred Stock up to an aggregate amount equal to $50,000,000.

Concurrently with the Company’s execution of the Allianz Investment Agreement, the Company entered into an Investment Agreement (the “Constellation Investment Agreement”) with CWC AlTi Investor LLC, an affiliate of Constellation Wealth Capital, LLC (“Constellation”), whereby, through a private placement of the Company’s securities, subject to the terms and conditions of the Constellation Investment Agreement, at the initial closing: (i) Constellation will purchase 115,000 shares of a newly created class of preferred stock to be designated Series C Cumulative Convertible Preferred Stock, with a liquidation preference of $1,000 per share (the “Series C Preferred Stock”), representing an initial investment equal to $115 million and (ii) the Company will issue to Constellation warrants to purchase 1,533,333 shares of Class A Common Stock (the “Constellation Initial Warrants”) (collectively, the “Constellation Transaction”). The initial closing of the Constellation Transaction is expected to occur during the first quarter of 2024, subject to customary closing conditions (the “Constellation Initial Closing”). Following the Constellation Initial Closing and during the period commencing May 1, 2024 until September 30, 2024, the Company is permitted to deliver a capital demand notice, requiring Constellation to purchase and acquire an additional 35,000 shares of Series C Preferred Stock, representing an additional investment equal to $35 million, subject to applicable regulatory approvals and other customary closing conditions. In the event that the Company delivers such notice to Constellation, Constellation will also receive from the Company, and the Company shall issue to Constellation, warrants to purchase 466,667 shares of Class A Common Stock (together with the Constellation Initial Warrants, the “Constellation Warrants”).

Allianz Investment Agreement

On February 22, 2024, the Company entered into the Allianz Investment Agreement, pursuant to which, subject to the terms and conditions thereof, (a) Allianz will purchase (i) 140,000 shares of Series A Preferred Stock for an aggregate purchase price of $140 million; (ii) 19,318,580.96 shares of newly issued Class A Common Stock for an aggregate purchase price of $110 million; and (b) the Company will issue to Allianz the Allianz Warrants.

The Allianz Investment Agreement contains customary representations and warranties of the Company relating to its business and operations, and customary representations and warranties of Allianz relating to its capacity to consummate the transactions contemplated by the Allianz Investment Agreement.

The parties have agreed to use their reasonable best efforts to make required governmental filings and to obtain necessary governmental approvals, authorizations and consents, including in certain foreign jurisdictions.

The Allianz Investment Agreement includes customary pre-closing covenants of the Company, including, among other items, covenants not to: (i) adopt or propose changes to its organizational documents; (ii) merge or consolidate with any person, subject to certain exceptions; (iii) acquire assets or equity interests with a value or purchase price in the aggregate in excess of an agreed threshold; (iv) issue additional securities, subject to certain exceptions; (v) incur additional indebtedness above an agreed threshold, subject to certain exceptions; and (vi) materially increase the compensation or benefits, grant any new awards or hire or terminate certain employees, subject to certain exceptions.

Consummation of the Allianz Transaction is subject to various closing conditions, including, among others: (i) the receipt of necessary governmental approvals, including in certain specified foreign jurisdictions; (ii) no order from any governmental entity shall prohibit the Allianz Closing and no lawsuit shall have been commenced by a governmental entity seeking to prohibit the Allianz Closing or Allianz from owning or voting the securities; (iii) compliance in all material respects with all obligations under the Allianz Investment Agreement; (iv) accuracy of the Company’s fundamental representations and warranties in all respects and the Company’s general business representations and warranties to a material adverse effect standard; (v) execution and delivery of agreements to vote in favor of the Charter Amendment (each as defined below) from holders representing 35% of the Class A Common Stock and Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) outstanding in the aggregate as of the Allianz Closing; (vi) the stockholders of the Company shall have voted to approve the 20% Approval (as defined below), (vii) receipt of a waiver or amendment to the Company’s Credit Agreement (as defined below) permitting the Company to use the proceeds of the Allianz Transaction for strategic investments and acquisitions; (viii) the Company shall have taken all actions necessary to establish a Transaction Committee of the Board (the “Transaction Committee”) and shall have adopted the Transaction Committee Charter (as defined below); and (ix) there shall not have occurred a material adverse effect on the Company.

The Allianz Investment Agreement requires the Board to recommend that the stockholders of the Company approve at the next annual or special meeting of the stockholders of the Company (i) the issuance of an amount of Class A Common Stock to Allianz equal to 20% or more of the pre-Allianz Transaction issued and outstanding Class A Common Stock and Class B Common Stock, taken together (the “20% Approval”) and (ii) the adoption of an amendment to the Company’s Certificate of Incorporation (the “Charter Amendment”) to authorize and designate the Non-Voting Class C Common Stock (as defined below).

The Allianz Investment Agreement also requires each of the Company and Allianz to indemnify the other party and its affiliates, officers, directors, partners, members and employees for breaches of representations and warranties and breaches of covenants, among other matters. Losses for breaches of representations and warranties (other than fundamental representations) will be subject to (i) a $75,000 per claim threshold, (ii) a tipping basket equal to 1.0% of the Allianz Purchase Price whereby the indemnifying party will be liable for all losses from “dollar one” once aggregate losses exceed the basket and (iii) an aggregate cap on losses equal to 15% of the Allianz Purchase Price. The Company’s other indemnification obligations are generally capped at the Allianz Purchase Price, other than in the case of Fraud (as defined in the Allianz Investment Agreement) in connection with the express representations and warranties in the Allianz Investment Agreement and certain disclosed matters. General business representations will survive for fifteen (15) months after the Allianz Closing. Fundamental representations will survive the Allianz Closing until 60 days following expiration of the statute of limitations.

The Allianz Investment Agreement also provides for certain mutual termination rights of the Company and Allianz, including the right of either party to terminate the Allianz Investment Agreement if the Allianz Transaction is not consummated by August 22, 2024, subject to a 3-month extension in the case all conditions to the closing have been satisfied other than one or more regulatory approvals. Either party may also terminate the Allianz Investment Agreement if there is a final, non-appealable order from a governmental entity restraining, enjoining or prohibiting the proposed transaction. In addition, a party may terminate the Allianz Investment Agreement if there is an uncured material breach by the other party of the Allianz Investment Agreement, provided that the terminating party is not then in material breach.

The Allianz Investment Agreement grants certain “most favored nation” rights to Allianz with respect to future rights granted by AlTi to Constellation in connection with amendments to the arrangements contemplated by the Constellation Transaction.

The foregoing description of the Allianz Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Allianz Investment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Supplemental Investment Agreement

On February 22, 2024, the Company entered into the Supplemental Investment Agreement, pursuant to which, for purposes of funding one or more strategic international acquisitions by the Company or its subsidiaries, Allianz is permitted, at its option, to purchase additional shares of Series A Preferred Stock up to an aggregate amount equal to $50,000,000.

Each supplemental investment will generally be subject to the same closing conditions as provided in the Allianz Investment Agreement. Absent mutual agreement to extend, the Supplemental Investment Agreement will terminate on February 22, 2029.

The foregoing description of the Supplemental Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Supplemental Investment Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Allianz Investor Rights Agreement

At the Allianz Closing, the Company and Allianz will enter into an Investor Rights Agreement (the “Allianz Investor Rights Agreement”), pursuant to which Allianz will be granted certain governance rights, information rights, registration rights, and will be subject to certain restrictions with respect to the securities to be acquired by Allianz.

Pursuant to the Allianz Investor Rights Agreement, at the Allianz Closing, the size of the Board will be fixed at nine directors, and Allianz will have the right to nominate two directors (the “Investor Designees”) until such time as Allianz ceases to own at least 50% of the initial shares of Class A Common Stock acquired at the Allianz Closing (the “Initial Allianz Common Stock Investment”). For so long as Allianz is permitted to designate the Investor Designees, one Investor Designee will serve as a member of the Transaction Committee and each Investor Designee will serve as a member of at least one other Board committee. Further, during the term of the Allianz Investor Rights Agreement, an Allianz designee will serve as an observer on each committee of the Board for which an Investor Designee is not serving as a member. In the event Allianz transfers at least 50% of its shares of Class A Common Stock then-held to a single transferee (a “Major Third Party Transferee”), Allianz may elect to transfer to such Major Third Party Transferee the right to designate one nominee for appointment, election or re-election to the Board and at such time, each of Allianz and the Major Third Party Transferee will have a right to designate one nominee for appointment, election or re-election to the Board.

With respect to the Initial Allianz Common Stock Investment, Allianz will be subject to a three-year lock-up period as follows: (i) for one (1) year after the Allianz Closing, none of the shares comprising the Initial Allianz Common Stock Investment may be transferred; (ii) after the first anniversary of the Allianz Closing, up to 40% of the shares comprising the Initial Allianz Common Stock Investment may be transferred; (iii) after the second anniversary of the Allianz Closing, up to an additional 30% of the shares comprising the Initial Allianz Common Stock Investment may be transferred; and (iv) after the third anniversary of the Allianz Closing, all remaining shares comprising the Initial Allianz Common Stock Investment may be transferred.

Additionally, pursuant to the Allianz Investor Rights Agreement, the Series A Preferred Stock acquired by Allianz may not be transferred until the second anniversary of the Allianz Closing.

Pursuant to the Investor Rights Agreement, until such time as Allianz ceases to own at least 50% of the Initial Allianz Common Stock Investment, Allianz will also have customary preemptive rights subject to certain exceptions.

Until the later of (i) the third anniversary of the Allianz Closing and (ii) one year after Allianz ceases to own at least 50% of the Initial Allianz Common Stock Investment, Allianz will be subject to a customary standstill provision which will restrict a number of activities pertaining to, among other things, acquiring additional securities, making certain announcements regarding transactions involving the Company, soliciting proxies, advising or encouraging other persons and taking actions to change or influence the Board, management or the direction of certain Company matters, subject to certain customary exceptions
.
Allianz will also be subject to certain customary transfer restrictions, including in connection with any transfer to a Major Third Party Transferee.

The foregoing description of the Allianz Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Allianz Investor Rights Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Series A Preferred Stock and Series B Preferred Stock

At the Allianz Closing, the Company will file a certificate of designations for the Series A Preferred Stock with the Delaware Secretary of State (the “Series A Certificate of Designations”) and a certificate of designations for the Series B Preferred Stock with the Delaware Secretary of State (the “Series B Certificate of Designations”) which such certificates of designations set forth the following preferences, limitations, powers and relative rights, respectively.

Series A Preferred Stock

Each share of Series A Preferred Stock will receive cumulative, compounding dividends, payable semi-annually in arrears, at a rate of 9.75% per year (the “Series A Dividend Rate”), subject to annual adjustments based on the stock price of the Class A Common Stock during the fourth quarter of each applicable year (subject to a maximum rate of 9.75%). Subject to the Ownership Cap (as defined below), dividends will be paid 50% in additional shares of the Series A Preferred Stock and 50% in shares of the Class A Common Stock. For the first five years following the Allianz Closing, the Series A Preferred Stock will also participate with any dividends or distributions declared on the Class A Common Stock.

Allianz will be subject to an ownership cap (the “Ownership Cap”) with respect to the Series A Preferred Stock which shall be equal to, (a) until such time as the stockholders of the Company approve the 20% Approval, beneficial ownership equal to 19.9% of the aggregate issued and outstanding shares of Class A Common Stock and Class B Common Stock as of the end of the trading day immediately prior to the Allianz Closings and (b) following approval by the stockholders of the Company of the 20% Approval, beneficial ownership equal to 24.9% of the aggregate issued and outstanding shares of Class A Common Stock and Class B Common Stock as of the end of the trading day immediately prior to the date of determination.

In the event the payment of dividends on the Series A Preferred Stock, or any permitted redemption or conversion of the Series A Preferred Stock, would cause Allianz’s beneficial ownership, together with its affiliates, to exceed the Ownership Cap, (i) the Company will issue to Allianz a number of shares of Class A Common Stock that would equal but not exceed the Ownership Cap and (ii) (a) following approval by the stockholders of the Company of the Charter Amendment, the Company will issue to Allianz all remaining shares to be issued in connection with such dividend, redemption or conversion in shares of the Company’s Class C Non-Voting Common Stock, par value $0.0001 per share (the “Non-Voting Class C Common Stock”) or (b) if the Charter Amendment has not occurred, the Company will issue to Allianz all remaining shares to be issued in connection with such dividend, redemption or conversion in shares of Series B Preferred Stock.

The Series A Preferred Stock will not vote on any matters with respect to which stockholders are entitled to vote. However, the Company shall not, without the prior vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, voting separately as a single class, (i) alter or change the powers, preferences or special rights of the shares of Series A Preferred Stock so as to affect them adversely or (ii) take any other action upon which class voting is required by applicable law.

In the event of a liquidation, dissolution or winding up of the Company, Allianz will be entitled to receive the greater of (i) $1,000 per share plus all accrued and unpaid dividends (the “Series A Liquidation Preference”) or (ii) the amount such holders would have received had they converted the Series A Preferred Stock into shares of Class A Common Stock immediately prior to such liquidation.

At any time after the second (2nd) anniversary of the Allianz Closing, Allianz may elect to convert all or some of its Series A Preferred Stock into shares of Class A Common Stock, subject to the then-applicable Ownership Cap, at a conversion price equal to $8.70, subject to customary adjustments (the “Conversion Price”).

At any time after the third (3rd) anniversary of the Allianz Closing, to the extent the 20% Approval has been obtained and after the volume weighted average price (the “VWAP”) of the Class A Common Stock is equal to or greater than 175% of the Conversion Price on each of 20 trading days in any period of 30 consecutive trading days, the Company can convert the Series A Preferred Stock into Class A Common Stock at the Conversion Price.

At any time after the thirtieth (30th) anniversary of the Allianz Closing, upon the request of Allianz, the Company must redeem all of the outstanding Series A Preferred Stock for an amount per share equal to the Series A Liquidation Preference calculated as of the redemption date. At any time after the thirtieth (30th) anniversary of the Allianz Closing, the Company may redeem all of the outstanding Series A Preferred Stock for an amount per share equal to the Series A Liquidation Preference calculated as of the redemption date.

If a Make-Whole Fundamental Change (as defined in the Series A Certificate of Designations) occurs at any time prior to the fifth (5th) anniversary of the Allianz Closing and Allianz elects to convert any or all of its shares of Series A Preferred Stock in connection with such Make-Whole Fundamental Change, the Company shall, in addition to the shares of Class A Common Stock otherwise issuable upon conversion of such shares of Series A Preferred Stock, issue an additional number of shares of Class A Common Stock (the “Additional Shares”) upon surrender of such shares of Series A Preferred Stock for conversion.

The number of Additional Shares, if any, issuable in connection with a Make-Whole Fundamental Change shall be determined by reference to the table contained in the Series A Certificate of Designations, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective and the price paid (or deemed to be paid) per share of the Class A Common Stock in the Make-Whole Fundamental Change.

In the event of a change of control of the Company pursuant to which the holders of Class A Common Stock are entitled to receive consideration in cash, securities or other assets with respect or in exchange for shares of Class A Common Stock, at Allianz’s election,

i.the shares of Series A Preferred Stock shall be deemed to have been converted in full into shares of Class A Common Stock at a price per share equal to the Conversion Price and Allianz shall be entitled to receive on the effective date of such Change of Control (the “Change of Control Effective Date”), for each share of Class A Common Stock deemed to have been acquired in such conversion, the consideration that would be payable to any holder of Class A Common Stock on a per share basis (“Change of Control Consideration”); or A
ii.Allianz shall be entitled to receive, before any distribution or payment of the Change of Control Consideration may be made to or set aside for the holders of any junior securities, an amount in cash for each share of then outstanding Series A Preferred Stock held by Allianz equal to the Series A Liquidation Preference as of the business day immediately preceding the date of such Change of Control Effective Date.
The foregoing description of the Series A Certificate of Designations does not purport to be complete and is qualified in its entirety by the full text of the Series A Certificate of Designations, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Series B Preferred Stock

It is expected that shares of Series B Preferred Stock will be issued to Allianz only in the event the payment of dividends on the Series A Preferred Stock, or any permitted redemption or conversion of the Series A Preferred Stock, would cause Allianz’s beneficial ownership, together with its affiliates, to exceed the Ownership Cap and the Charter Amendment has not been adopted. The Series B Preferred Stock will rank junior to Series A Preferred Stock and on a parity basis with Class A Common Stock, Class B Common Stock, and Non-Voting Class C Common Stock. The Series B Preferred Stock will participate with the Class A Common Stock with respect to dividends. The holders of Series B Preferred Stock (the “Series B Holders”) will be entitled to receive the same dividends and other distributions as are declared with respect to the Class A Common Stock, in the same amount per share, in the same manner, together with the Class A Common Stock as a single class and on a pro-rata basis. Except as set forth in the foregoing sentences or in connection with a voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series B Holders will not be entitled to payment of dividends or distributions.

The Series B Preferred Stock will not vote on any matters with respect to which stockholders are entitled to vote under applicable law, the Certificate of Incorporation of the Company or the Bylaws of the Company, or upon which a vote of stockholders generally entitled to vote is otherwise duly called for by the Company.

In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Company, each Series B Holder will share ratably in the assets and funds of the Company available for distribution to stockholders of the Company, in the same amount per share and in the same manner as holders of Class A Common Stock, and together with the Class A Common Stock as a single class and on a pro-rata basis.

On the date that the stockholders of the Company approve the Charter Amendment, each share of Series B Preferred Stock will be automatically converted into one share of Non-Voting Class C Common Stock.

In the event of a merger or consolidation of the Company with or into another entity, the Series B Holders shall be converted into the right to receive the same consideration in the same amount per share and in the same manner as the Class A Common Stock.

The foregoing description of the Series B Certificate of Designations does not purport to be complete and is qualified in its entirety by the full text of the Series B Certificate of Designations, a copy of which is attached hereto as Exhibit 3.2 and incorporated herein by reference.

Allianz Warrant Agreement

At the Allianz Closing, the Company will issue to Allianz a warrant to purchase 5,000,000 shares of Class A Common Stock.

The exercise price of the Allianz Warrants will be $7.40 per share of Class A Common Stock, subject to customary adjustments.

No holder of Allianz Warrants (an “Allianz Warrant Holder”) will be able to acquire or be issued shares of Class A Common Stock if such acquisition or issuance would cause such Allianz Warrant Holder’s beneficial ownership to exceed the applicable Ownership Cap. If an exercise would cause an Allianz Warrant Holder’s beneficial ownership to exceed the applicable Ownership Cap, (i) the Company will issue such Allianz Warrant Holder the number of Class A Common Stock that would equal but not exceed the applicable Ownership Cap and (ii) (a) following the Charter Amendment, the Company will issue the remainder as shares of Non-Voting Class C Common Stock or (b) if the Charter Amendment has not occurred, the Company will issue the remainder as shares of Series B Preferred Stock.

The foregoing description of the Allianz Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Allianz Warrant Agreement, a copy of which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Charter Amendment

In connection with the Allianz Transaction and as required by the Allianz Investment Agreement, the Board intends to submit a proposal to the Company’s stockholders to amend the Company’s Certificate of Incorporation to authorize and designate the Non-Voting Class C Common Stock.

The Non-Voting Class C Common Stock will not vote on any matters with respect to which stockholders are entitled to vote. However, the Company shall not, without the prior vote of the holders of at least a majority of the shares of Non-Voting Class C Common Stock then outstanding, voting separately as a single class (i) alter or change the powers, preferences or special rights of the shares of Non-Voting Class C Common Stock so as to affect them adversely or (ii) take any other action upon which class voting is required by applicable law.

The Non-Voting Class C Common Stock will participate with the shares of Class A Common Stock with respect to dividends.

In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Company, the holders of the Non-Voting Class C Common Stock (the “Class C Holders”) will share ratably in the distribution to stockholders of the Company, in the same amount per share and in the same manner as holders of Class A Common Stock, and together with the Class A Common Stock as a single class and on a pro-rata basis.

In the event of a merger or consolidation of the Company, Class C Holders will be converted into the right to receive the same consideration in the same amount per share and in the same manner as the Class A Common Stock.

The Non-Voting Class C Common Stock will be convertible at any time into an equal number of shares of Class A Common Stock at the option of a Class C Holder any time. No Class C Holder will have the right to convert or be issued shares to the extent that after giving effect to such conversion or issuance, the beneficial ownership of the Class C Holder would exceed the applicable Ownership Cap.

The foregoing description of the Charter Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Charter Amendment, a copy of which is attached hereto as Exhibit 3.3 and incorporated herein by reference.

Voting Agreement

A condition to closing the Allianz Transaction is Allianz’s receipt of executed voting agreements from the holders of 35% of the Class A Common Stock and Class B Common Stock outstanding immediately prior to the closing date of the Allianz Transaction (the “Voting Agreements”).

Pursuant to the Voting Agreements, each stockholder will agree to vote, at the next annual or special meeting of stockholders of the Company, in favor of the Charter Amendment and in favor of the election of each Investor Designee, to the extent such Investor Designee has been recommended to the stockholders by the Board.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference.

Transaction Committee

At the Allianz Closing, as required by the Allianz Investment Agreement, the Board intends to establish a Transaction Committee to assist the Board in reviewing and assessing all proposals, plans or recommendations by the Company’s management with respect to any (i) potential or proposed merger, acquisition or investment (including minority investments and investments into any funds); (ii) material asset purchase (including the hiring of groups of key employees of target businesses in lieu of acquiring legal entities or property); (iii) divestiture or disposition of a material asset or a material portion of any business; and (iv) financing of any of the foregoing (each, a “Transaction Proposal”).

The Transaction Committee will have four voting members: (i) the Chief Executive Officer (“CEO”) of the Company, so long as such CEO is a director; (ii) an Investor Designee for so long as Allianz is permitted to designate at least one Investor Designee on the Board; (iii) the Shareholder Designee (as that term is defined in the Investor Rights Agreement dated as of January 3, 2023, by and between Cartesian Growth Corporation and IlWaddi Cayman Holdings (“IlWaddi”)) for so long as IlWaddi is permitted to designate at least one Shareholder Designee on the Board; and (iv) the Chairperson of the Audit, Finance and Risk Committee of the Board. Each member of the Transaction Committee must abstain from voting on any Transaction Proposal in which he or she (or, in the case of the Investor Designee, Allianz, or in the case of the Shareholder Designee, IlWaddi) has a conflict of interest.

Pursuant to the Constellation Investor Rights Agreement (as defined below), Constellation shall have the right to designate one observer to the Transaction Committee.

Prior to the execution of (i) non-binding letters of intent, term sheets or the like and (ii) binding term sheets, letters of intent, commitment letters, binding offers or definitive transaction or financing agreements with regard to any Transaction Proposal, the Company’s management will submit such Transaction Proposal, as well as the required analysis of such Transaction Proposal, to the Transaction Committee for approval based on the following thresholds: (i) for Transaction Proposals with a total consideration or equity value equal to or greater than $175,000,000, a minimum of three members including the Investor Designee must vote in favor of such Transaction Proposal; (ii) for Transaction Proposals with a total consideration or equity value less than $175,000,000 but equal to or greater than $10,000,000, a minimum of any three members must vote in favor of such Transaction Proposal; and (iii) for Transaction Proposals with a total consideration or equity value of less than $10,000,000, the Transaction Committee will be informed of such Transaction Proposal and each member will have a two business day period in which to request that such Transaction Proposal be put to a vote of the Transaction Committee. If the Transaction Committee votes in favor a Transaction Proposal, such Transaction Proposal will be submitted to the Board and deemed a recommendation from the Transaction Committee that the Board approve such Transaction Proposal.

The foregoing description of the Transaction Committee Charter does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Committee Charter, attached as an exhibit to the Allianz Investment Agreement.

Constellation Investment Agreement

On February 22, 2024, the Company entered into the Constellation Investment Agreement, pursuant to which, subject to the terms and conditions thereof, (i) Constellation will purchase shares of newly issued Series C Preferred Stock for an aggregate purchase price of up to $150 million, in two tranches as described below and (ii) the Company will issue to Constellation the Constellation Warrants. At the initial closing, which is expected to occur on or before March 31, 2024, Constellation will purchase shares of Series C Preferred Stock in an aggregate amount equal to $115 million and the Company will issue to Constellation 1,533,333 Constellation Warrants. The Company may deliver written notice directing Constellation to purchase the remaining $35 million at any point between May 1, 2024 and September 30, 2024 and following such notice, and subject to satisfaction or waiver of conditions to closing, including applicable regulatory approvals, Constellation will have 15 business days to purchase additional shares of Series C Preferred Stock on terms consistent with the initial investment and, assuming such purchase occurs, the Company will issue to Constellation 466,667 Constellation Warrants.

The Constellation Investment Agreement is on substantially the same terms as the Allianz Investment Agreement, subject to certain changes consistent with differences in the preferred securities, the governance terms between the two investments and certain differences in the “most favored nation” rights granted by AlTi to Constellation.
The foregoing description of the Constellation Investments Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Constellation Investment Agreement, a copy of which is attached hereto as Exhibit 10.5 and incorporated herein by reference.

Constellation Investor Rights Agreement

At the Constellation Initial Closing, the Company and Constellation will enter into the Constellation Investor Rights agreement which will be on substantially the same terms as the Allianz Investor Rights Agreement, subject to certain modifications to reflect differences in economic and governance terms between the two investments.

Pursuant to the Constellation Investor Rights Agreement and the Constellation Investment Agreement, Constellation shall have the right to designate one observer to the Board and to the Transaction Committee.

The foregoing description of the Constellation Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Constellation Investor Rights Agreement, a copy of which is attached hereto as Exhibit 10.6 and incorporated herein by reference.

Series C Preferred Stock

At the Constellation Initial Closing, the Company will file a certificate of designations for the Series C Preferred Stock with the Delaware Secretary of State (the “Series C Certificate of Designations”) which sets forth the following preferences, limitations, powers and relative rights of the Series C Preferred Stock.

The Series C Preferred Stock will receive cumulative, compounding dividends at a rate of 9.75% per year (the “Series C Dividend Rate”), subject to annual adjustments based on the stock price of the Class A Common Stock during the fourth quarter of each applicable year (subject to a maximum rate of 9.75%) on the sum of (i) $1,000 per share plus, (ii) once compounded, any compounded dividends thereon ($1,000 per share plus accumulated compounded dividends and accrued but unpaid dividends through any date of determination, the “Accumulated Stated Value”). Dividends will be paid (at the option of the Company) as a payment in kind increase in the stated value of the issued shares of Series C Preferred Stock or in cash. The Series C Preferred Stock will also participate with any dividends or distributions declared on the Class A Common Stock.

Constellation will be entitled to vote its Series C Preferred Stock on an as-converted basis with holders of outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action or consideration, subject to a 7.5% voting cap as specified in the Series C Certificate of Designations and except as otherwise provided by law.

In the event of a liquidation, dissolution or winding up of the Company, Constellation will be entitled to receive the greater of (i) the Accumulated Stated Value (the “Series C Liquidation Preference”) and (ii) the amount Constellation would have received had it converted the Series C Preferred Stock into shares of Class A Common Stock immediately prior to such liquidation.

At any time after the earliest to occur of (i) the fifth (5th) anniversary of the Constellation Initial Closing, (ii) the date the Company issues a written election notice to Constellation (a “Corporation Redemption Notice”), (iii) the date the Company issues a written notice of a proposed Fundamental Change (as defined below) (a “Fundamental Change Redemption Notice”), or (iv) the commencement of a Make-Whole Fundamental Change Period, Constellation may elect to convert its Series C Preferred Stock into a number of shares of Class A Common Stock equal to the quotient of (x) the Accumulated Stated Value of the shares of Series C Preferred Stock to be converted, divided by (y) the Series C Optional

Conversion Price, as adjusted. The initial optional conversion price equals $8.70 (as adjusted, the “Series C Optional Conversion Price”).

Upon conversion of any shares of Series C Preferred Stock, the Company may elect to deliver cash in lieu of all or a portion of the shares of Class A Common Stock deliverable upon such conversion (the “Cash Conversion”) in an amount equal to (i) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Series C Preferred Stock subject to Cash Conversion multiplied by (ii) the VWAP of the Class A Common Stock for the 20 trading days ending on, and including, the trading day immediately preceding date of the Notice of Conversion (as included as Annex A to the Series C Certificate of Designations). The Cash Conversion amount shall be payable in cash by the Company in immediately available funds to Constellation on the Conversion Date (as defined in the Series C Certificate of Designations). The Company may not elect Cash Conversion to the extent that payment of Cash Conversion amounts would be prohibited by applicable law or the terms of any agreement by which the Company is bound.

If a Make-Whole Fundamental Change (as defined in the Series C Certificate of Designations) occurs and Constellation elects to convert any or all of its shares of Series C Preferred Stock in connection with such Make-Whole Fundamental Change, the Company shall, in addition to the shares of Class A Common Stock otherwise issuable upon conversion of such shares of Series C Preferred Stock, issue an additional number of shares of Class A Common Stock (the “Additional Shares”) upon surrender of such shares of Series C Preferred Stock for conversion.

The number of Additional Shares, if any, issuable in connection with a Make-Whole Fundamental Change shall be determined by reference to the table contained in the Series C Certificate of Designations, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective and the price paid (or deemed to be paid) per share of the Class A Common Stock in the Make-Whole Fundamental Change.

Upon the occurrence of a Fundamental Change (other than a Fundamental Change in which the Company has made a Change of Control Election (as defined in the Series C Certificate of Designations)), Constellation shall have the right to require the Company to redeem any or all of the then-outstanding shares of Series C Preferred Stock held by it (a “Fundamental Change Redemption”) for a price per share equal to the Corporation Redemption Price (as defined in the Series C Certificate of Designations).

A Fundamental Change occurs when: (i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act files a Schedule TO or any schedule, form or report that discloses that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the common stock representing more than 50% of the voting power of the Class A Common Stock; (ii) (a) the consummation of any recapitalization, reorganization, reclassification or change of all of the Class A Common Stock (other than changes resulting from a subdivision or combination) as a result of which all of the Class A Common Stock is converted into, or exchanged for, stock, other securities, other property or assets; (b) any share exchange, consolidation or merger of the Company pursuant to which all of the Class A Common Stock will be converted into cash, securities or other assets; or (c) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to any person or group other than any of the Company’s wholly-owned subsidiaries; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or (iv) the Class A Common Stock (or other common stock underlying the Series C Preferred Stock) ceases to be listed or quoted on Nasdaq or the New York Stock Exchange or other national securities exchange.

The Company shall have the right to redeem, from time to time, out of funds legally available, all or any portion of the then-outstanding shares of Series C Preferred Stock (a “Corporation Redemption”) at any time on or following the third (3rd) anniversary of the Constellation Initial Closing for a price per share equal to the Corporation Redemption Price.

After the fifth (5th) anniversary of the Constellation Initial Closing, Constellation shall have the right, but not the obligation (the “Put Option”), to require the Company to redeem any or all of the shares of Series C Preferred Stock of Constellation then-issued and outstanding, at a redemption price equal to the aggregate Accumulated Stated Value of the shares of Series C Preferred Stock to be redeemed (such price, the “Put Price”).

Subject to certain conditions, Constellation will have the right to settle a portion of the Corporation Redemption Price or Put Price in shares of Class A Common Stock as specified in the Series C Certificate of Designations.

Constellation will be subject to the transfer restrictions set forth in the Constellation Investor Rights Agreement.

In the event of a change of control of the Company pursuant to which the holders of Class A Common Stock are entitled to receive consideration in cash, securities or other assets with respect or in exchange for shares of Class A Common Stock, at Constellation’s election,

i.the shares of Series C Preferred Stock shall be deemed to have been converted in full into shares of Class A Common Stock at a price per share equal to the Series C Optional Conversion Price and Constellation shall be entitled to receive on the effective date of such Change of Control (the “Change of Control Effective Date”), for each share of Class A Common Stock deemed to have been acquired in such conversion, the consideration that would be payable to any holder of Class A Common Stock on a per share basis (“Change of Control Consideration”); or

ii.Constellation shall be entitled to receive, before any distribution or payment of the Change of Control Consideration may be made to or set aside for the holders of any junior securities, an amount in cash for each share of then outstanding Series C Preferred Stock held by Constellation equal to the Series C Liquidation Preference as of the business day immediately preceding the date of such Change of Control Effective Date.

The foregoing description of the Series C Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the full text of the Series C Certificate of Designations, a copy of which is attached hereto as Exhibit 3.4 and incorporated herein by reference.

Constellation Warrant Agreement

The Constellation Warrants to be issued will be on substantially the same terms as the Allianz Warrants.

The foregoing description of the Constellation Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Constellation Warrants, a copy of which is attached hereto as Exhibit 4.2 and incorporated herein by reference.

Third Amendment to Credit Agreement

On February 22, 2024, in connection with the Allianz Transaction and the Constellation Transaction, the Company entered into a Third Amendment to the Credit Agreement (the “Third Amendment”), relating to the Credit Agreement originally dated January 3, 2023 (as previously amended, the “Credit Agreement”) with BMO Bank N.A. (f/k/a BMO Harris Bank N.A.) as Administrative Agent. The Third Amendment amends and restates the Credit Agreement in its entirety to, among other things:
•provide for and permit the investments in the Company being made by Allianz and Constellation;
•amend the pricing grid setting forth the Applicable Margin (as defined in the Credit Agreement) to, among other things, increase the Applicable Margin by 0.50% while the leverage ratio and interest coverage ratio are temporarily waived, and provide for additional pricing levels based on the Company’s Total Leverage Ratio (as defined in the Credit Agreement) after the waiver period;
•limit the Company’s use of proceeds relating to the Revolving Credit Facility (as defined in the Credit Agreement) solely to general working capital;

•amend the financial covenants applicable to the Company, including permanently removing the Modified Leverage Ratio (as defined in the Credit Agreement) and a waiver of the Leverage Ratio and Interest Coverage Ratio (each as defined in the Credit Agreement) for the quarters ending March 31, 2024 and June 30, 2024. For these periods, covenants will include Minimum EBITDA and Minimum Liquidity level (each as defined in the Credit Agreement). In addition, starting in the quarter ending September 30, 2024 and subsequent periods, certain cash balances will be permitted to be netted against debt outstanding when calculating the Company’s Leverage Ratio; and
•provide for the sale of certain assets of the Company, the proceeds of which will be required to pay down the term loan and may reduce the $40,000,000 revolving facility commitment block in place while the leverage ratio and interest coverage ratio are temporarily waived.
The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Amendment, a copy of which is attached hereto as Exhibit 10.7 and incorporated herein by reference.
Item 3.02 Unregistered Sales of Equity Securities.
The information set forth under Item 1.01 of this Current Report on Form 8-K with respect to the Allianz Transaction and the Constellation Transaction is incorporated by reference into this Item 3.02. The securities to be sold in the Allianz Transaction and the Constellation Transaction will be issued without registration under the Securities Act in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act in a transaction not involving any public offering.
Item 3.03. Material Modifications to Rights of Security Holders.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Company will execute and file the Series A Certificate of Designations, the Series B Certificate of Designations and the Series C Certificate of Designations to create the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, respectively that will be issued as part of the Allianz Transaction and the Constellation Transaction. The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.03.

Additional information and where to find it

The Company intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and other relevant materials in connection with the Allianz Transaction, the Constellation Transaction and the Company’s solicitation of proxies for use at either the 2024 annual meeting of stockholders or a special meeting of common stockholders, or at any adjournment or postponement thereof, to vote in favor of approval of amendments to the Company’s amended and restated certificate of incorporation and the issuance of an amount of Class A Common Stock to Allianz and Constellation equal to 20% or more of the pre-Allianz Transaction issued and outstanding Class A Common Stock and Class B Common Stock, taken together and, in the case of the 2024 annual meeting of stockholders, to vote on any other matters that shall be voted upon at the Company’s 2024 annual meeting of stockholders, such as the election of directors. The proxy statement will be mailed to the stockholders of the Company as of a to-be-determined record date. Before making any voting or investment decision with respect to the Allianz Transaction or the Constellation Transaction, investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the Allianz Transaction and the Constellation Transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and stockholders of the Company may obtain free copies of the documents filed with the SEC from https://ir.alti-global.com/financial-information/sec-filings.

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies in connection with the Allianz Transaction. Information about those executive officers and directors of the Company and their ownership of the Company’s common stock is set forth in the Company’s Annual Report on Form 10-K, which was filed with the SEC on April 17, 2023. Investors and security holders may obtain additional information regarding direct and indirect interests of the Company and its executive officers and directors in the Allianz Transaction by reading the proxy statement and prospectus when it becomes available.

This Current Report on Form 8-K and Exhibits 3.1, 3.2, 3.3, 3.4, 4.1, 4.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Form of Series A Certificate of Designations
3.2	Form of Series B Certificate of Designations
3.3	Form of Amended and Restated Certificate of Incorporation of AlTi Global, Inc.
3.4	Form of Series C Certificate of Designations
4.1	Form of Allianz Warrant Agreement
4.2	Form of Constellation Warrant Agreement
10.1*	Investment Agreement, dated February 22, 2024, by and between AlTi Global, Inc. and Allianz Strategic Investments S.à.r.l.
10.2*	Supplemental Series A Preferred Stock Investment Agreement, dated February 22, 2024, by and between AlTi Global, Inc. and Allianz Strategic Investments S.à.r.l.
10.3	Form of Allianz Investor Rights Agreement
10.4	Form of Voting Agreement
10.5*	Investment Agreement, dated February 22, 2024, by and between AlTi Global, Inc. and CWC AlTi Investor LLC
10.6	Form of Constellation Investor Rights Agreement
10.7	Third Amendment to the Credit Agreement
104	Cover Page Interactive Data File

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 22, 2024	ALTI GLOBAL, INC.

/s/ Michael Tiedemann
Michael Tiedemann
Title: Chief Executive Officer